August 27, 2012

VIA FACSIMILE AND OVERNIGHT COURIER

Louise Dorsey

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc.
Empire State Realty OP, L.P.
Amendment No. 3 to Registration Statement on Form S-4
Filed August 13, 2012
File Nos. 333-179486; 333-179486-01

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”) and Empire State Realty OP, L.P. (the “Operating Partnership”), we are responding to the August 21 oral request by the staff of the Division of Corporation Finance of the Commission (the “Staff”) for supplemental information, as follows:

(1)	Provide additional analysis related to common control and the determination of non-controlled entities,

(2)	Provide additional analysis surrounding our identification of Malkin Holdings LLC as the accounting acquirer,

all relating to the Company’s Registration Statements on Form S-4 (Registration No. 333-179486) and S-11 (Registration Statement No. 333-179485).

In addition, in accordance with the Staff’s request, we are providing supplementally, an analysis as Exhibit A showing how the $1.65 million referenced in our response # 26 in the August 13, 2012 was calculated.

Following is an expanded discussion on the Company’s control rights for both the Controlled and Non-Controlled Entities:

Common Control Related to the Combined Entities:

We determined that Peter L. Malkin (father) and Anthony E. Malkin (son) (collectively, the “Sponsors”) constitute the Control Group of the combined entities. For purposes of this analysis we applied the concepts in EITF 02-05 (not codified), Definition of “Common Control,” which states that common control exists in situations where immediate family members hold a controlling interest in an entity. We evaluated each entity being contributed to the formation transactions and the initial public offering to determine whether the entities are under the common control of the Sponsors.

Pre-1988 entities	Position	Control Through
One Grand Central Place, New York, New York
60 East 42nd St. Associates L.L.C.	Fee owner	Supervisor
Lincoln Building Associates L.L.C.	Operating lessee	Supervisor
250 West 57th Street, New York, New York
250 West 57th St. Associates L.L.C.	Fee owner	Supervisor
Fisk Building Associates L.L.C.	Operating lessee	Supervisor
1359 Broadway, New York, New York
Marlboro Building Associates L.L.C.	Owner / Operator	Supervisor
First Stamford Place, Stamford, Connecticut 62.36% co-tenant position
Fairfax First Stamford L.L.C.	Fee owner	Supervisor
Merrifield First Stamford L.L.C.	Operating lessee	Supervisor
350 Fifth Avenue (Empire State Building), New York, New York
Empire State Building Associates L.L.C.	Fee owner	Supervisor
501 Seventh Avenue, New York, New York
Seventh & 37th Building Associates L.L.C.	Fee owner	Supervisor

The entities listed above have governing documents that pre-date the advent of the typical modern limited partnership or limited liability company agreement. Accordingly, the organizational documents do not provide for a general partner; rather they stipulate that Malkin Holdings LLC will “supervise the operations of the partnership agreement.” In its position as supervisor, Malkin Holdings LLC’s role in the management of these entities is essentially the same as that of a general partner or managing member, except Malkin Holdings LLC is not a holder of common equity interests in these older entities. All of the investors in these entities, including the Sponsors with respect to their interests outside the supervisor, have only protective rights that are similar to that of a limited partner or non-managing member. Excluding parties related to the supervisor, no single investor or group of affiliated investors owns 50% or more of these entities. Furthermore, the agreements do not provide any organized procedure for the investors to easily unite to exercise any consent rights that they have to block any action by the supervisor.

The Sponsors, through Malkin Holdings LLC as the supervisor, direct the activities of the limited liability companies listed above with no substantive participation from the other investors. Further, such investors do not have substantive kick-out rights with respect to Malkin Holdings LLC, as the supervisor. As a result, we concluded that the entities listed above are controlled entities within the combined predecessor financial statements in accordance with ASC 810.

Post-1988 entities	Position	Control Through
First Stamford Place, Stamford, Connecticut 62.36% co-tenant position
First Stamford Place L.L.C.	Owner / Operator	Managing Member
Metro Center, Stamford, Connecticut
One Station Place Limited Partnership.	Owner / Operator	General Partner
383 Main Avenue, Norwalk, Connecticut
Fairfield Merrifield Associates L.L.C.	Owner / Operator	Managing Member
500 Mamaroneck Avenue, Harrison, New York
500 Mamaroneck Avenue L.P. and Viviane Paris LLC	Co-tenant Owner / Operators	General Partner
10 Bank Street, White Plains, New York
1185 Bank Street L.L.C.	Owner / Operator	Managing Member
10 Union Square, New York, New York
New York Union Square Retail L.P.	Owner / Operator	General Partner
1010 Third Avenue, New York, New York
East West Manhattan Retail L.L.C.	Owner / Operator	Managing Member
77 West 55th Street, New York, New York
East West Manhattan Retail L.L.C.	Owner / Operator	Managing Member
1542 Third Avenue, New York, New York
1185 Gotham L.L.C.	Owner / Operator	Managing Member
69-97 Main Street, Westport, Connecticut
Westport Retail Co-Investors L.L.C.	Owner / Operator	Managing Member
103-107 Main Street, Westport, Connecticut
Westport Main Street Retail L.L.C.	Owner / Operator	Managing Member
Certain land parcels in Stamford, Connecticut
BBSF LLC	Owner / Operator	Managing Member

The above entities are governed by a typical centralized-management limited partnership / limited liability company agreement whereby the general partner or managing member has complete and exclusive discretion to manage and control the business of the partnership or limited liability company and cannot be kicked out. The only substantive rights afforded to the other investors are protective rights. For these entities, the Sponsors own and control such general partner or managing member and directly or indirectly hold common equity interests. The Sponsors have equity at risk and exercise power through such general partner or managing member rights. Since the above entities are therefore voting interest entities, we considered the control framework in ASC 810-20-25. We concluded that the entities listed above are controlled entities within the combined predecessor financial statements in accordance with EITF 04-05 and ASC 810-20-25.

Evaluation of Non-Controlled Entities:

Non-controlled entities:	Position	Control split between
350 Fifth Avenue (Empire State Building), New York, New York
Empire State Building Company L.L.C.	Operating lessee	Supervisor / Helmsley estate [1]
1333 Broadway, New York, New York
1333 Broadway Associates L.L.C.	Owner / operator	Supervisor / Helmsley estate [2]
1350 Broadway, New York, New York
1350 Broadway Associates L.L.C.	Operating lessee	Supervisor / David M. Baldwin [3]
501 Seventh Avenue, New York, New York
501 Seventh Avenue Associates L.L.C.	Operating lessee	Supervisor / Helmsley estate [4]

[1]	Helmsley estate owns a 63.75% interest in the company.
[2]	Helmsley estate owns a 50% interest in the company.
[3]	David M. Baldwin, who is unrelated to the Sponsors, holds a 50% interest in the company as agent for a participating group of investors unrelated to the Sponsors.
[4]	Helmsley estate owns a 59.375% interest in the company.

The non-controlled entities listed above have a similar legal structure to the pre-1988 entities discussed above, since they too are governed by older agreements that pre-date the advent of the typical modern limited partnership or limited liability company agreement. Accordingly, the organizational documents do not provide for a general partner or managing member. Malkin Holdings LLC is the supervisor for these entities and in that capacity can take action on behalf of the entity, as described above. However, under New York general partnership law (which is applicable to these entities, because they were originally formed as partnerships, and their limited liability company conversion provided that partnership law would continue to govern the relations of the members among themselves), any unrelated party holding a 50% or greater equity interest has the rights to participate in the control of the entities. In the event of a disagreement, there is no governing mechanism to resolve the disagreement, and accordingly the supervisor shares control with such unrelated person.

The key distinction between the controlled entities and the non-controlled entities is that for each non-controlled entity, a single third-party investor unrelated to the supervisor controls a 50% or greater interest in such entity. For each of these entities, an unrelated investor has all of the rights under New York State partnership law to participate in the control of these entities; and in the case of a disagreement between the 50% or greater unrelated investor and Malkin Holdings LLC, there might be no resolution. Thus, no single party controls any of these entities. Accordingly, we concluded that the entities listed above are non-controlled entities within the combined predecessor financial statements and are accounted for under the equity method of accounting in accordance with ASC 323.

Following is an expanded discussion of or identification of Malkin Holdings LLC as the accounting acquirer:

For our identification of the accounting acquirer we considered the guidance in ASC 805 which requires the identification of an acquiring entity in all business combinations that are required to be accounted for using the acquisition method of accounting.

As discussed in our response dated July 3, 2012, ASC 805 provides that if a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the accounting acquirer, then paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination. Included within these sub-paragraphs are multiple considerations including: which entity transferred consideration, the relative voting rights in the entity after the business combination, the composition of the governing body of the combined entity, the composition of senior management of the combined entity, the terms of exchange of the equity interests and the relative size of a combining entity.

For each entity included within the Predecessor, Malkin Holdings LLC organized such entity at inception, was appointed and has served as supervisor of its operation, and is now initiating and organizing the formation transactions for the business combination and initial public offering, including coordination and oversight of the process by which consideration is allocated to all the contributing entities. The Sponsors both serve as principals of Malkin Holdings LLC, and the management team of Malkin Holdings LLC will be the Company’s management team upon completion of the formations transactions and IPO.

The formation of Malkin Holdings LLC, the Company’s identified accounting acquirer, preceded the formation of all of the other entities in our Predecessor. The selection of Malkin Holdings LLC is consistent with Leslie Overton’s remarks at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, stating that the predecessor entity in a common control transaction is generally the entity that was first controlled by the parent, which in our case is Malkin Holdings LLC.

In determining the entity that should be the accounting acquirer, we examined all of the entities in the Predecessor. The largest, Empire State Building Associates L.L.C. (“ESBA”), is a limited liability company which owns through a wholly owned subsidiary the fee title to the Empire State Building and the land thereunder. ESBA does not operate the building but subleases it to Empire State Building Company L.L.C. (“ESBC”) pursuant to a net operating sublease. ESBA’s members include the Sponsors as well as Thomas N. Keltner, Jr., an employee of Malkin Holdings LLC, which is controlled by Messrs. Malkin. Each of the Sponsors and Mr. Keltner acts as agent for participants in his respective participating group in ESBA. As discussed in the above section, ESBA is a pre-1988 entity controlled by Malkin Holdings LLC as its supervisor. Since Malkin Holdings LLC controls ESBA and was established prior to ESBA, we concluded that Malkin Holdings LLC was the most appropriate and logical entity to be the identified accounting acquirer, rather than ESBA.

Malkin Holdings LLC, as the supervisor for ESBA and the other entities in the Predecessor, directs the activities of their respective properties without participation from their other investors. If Malkin Holdings LLC were to prepare consolidated US GAAP financial statements, then ESBA and the other pre-1988 entities in the Predecessor would be a consolidated entity. ESBA meets the criteria to be a variable interest entity under ASC 810; and Malkin Holdings LLC, which directs the activities most significant to ESBA’s economic performance, is the primary beneficiary.

Finally, we believe the selection of either Malkin Holdings LLC or ESBA would result in the same accounting treatment for our subsequent accounting post-IPO, since both Malkin Holdings and ESBA are under common control of the Sponsors. We view each of the steps relating to the formation transactions and IPO as a reorganization of entities that are (and have always been during all periods presented in the combined financial statements) under the common control of the Sponsors. Pursuant to ASC 805-50-30-5, when accounting for the transfer of assets between entities under common control, the entity that receives the net assets and liabilities transferred shall initially recognize the assets and liabilities transferred at their carrying amounts or carry-over basis. Because the Predecessor consists of the accounting acquirer and other entities, all of which are under the common control of the Sponsors, any interests contributed in the formation transactions by Messrs. Malkin or by entities which they control will be recorded at historical carrying amounts.

We thank you for your prompt attention and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to our counsel Larry Medvinsky, Esq. at (212) 878-8149 or Steven Fishman, Esq. at (212) 969-3025.

Yours truly,

/s/ Andrew Prentice
Andrew Prentice
Chief Accounting Officer
Malkin Holdings LLC

cc:	Jessica Barberich

Eric McPhee

Angela McHale

David L. Orlic

Tom Kluck

Anthony E. Malkin

David Karp

Larry Medvinsky

Steven Fishman

Exhibit A

In our letter of August 13, 2012, we advised the Staff that in connection with reimbursements of other expenses and fees totaling $5.0 million received from the Helmsley Estate during 2011, approximately $1.65 million related to Controlled Entities and Non-Controlled Entities in which the Predecessor has an interest. The $1.65 million is comprised as follows:

	Amount received from Helmsley Estate	Predecessor interest %	Predecessor interest
Controlled entities
60 East 42nd St. Associates L.L.C.	$6,707	100%	$6,707
Lincoln Building Associates L.L.C.	469,479	100%	469,479
250 West 57th St. Associates L.L.C.	1,929	100%	1,929
Fisk Building Associates L.L.C.	243,071	100%	243,071
Marlboro Building Associates L.L.C.	13,663	100%	13,663
Empire State Building Associates L.L.C.	2,894	100%	2,894

			737,743

Non-Controlled entities
Empire State Building Company L.L.C.	2,008,696	23.750%	477,065
1333 Broadway Associates L.L.C.	401,632	50.000%	200,816
1350 Broadway Associates L.L.C.	319,220	50.000%	159,610
501 Seventh Avenue Associates L.L.C.	383,589	20.469%	78,517

			916,008

Total controlled and non-controlled			$1,653,751